Exhibit 99.1

1150 – 355 Burrard St Vancouver, BC V6C 2G8 Telephone 604 669 6807 Fax 604 669 5715

N E W S   R E L E A S E

October 16 2008	Trading Symbol: URA – TSX.V

Acquisition of Princeton Mineral Property

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce that it has entered into an agreement to acquire a new property adjacent to its Princeton property.  The new property consists of four claims, comprising a total of 843 hectares.  This property is in close proximity to the Copper Mountain property.  Copper Mountain recently completed an independent feasibility study that confirmed the viability of restarting the past open pit copper and precious metal producer.  Copper Mountain recently entered into an agreement with a major mining company to arrange financing for its property.

As consideration for the property, the Company has agreed to pay the sum of $20,000 and issue an aggregate of 300,000 common shares.  In addition, the vendor shall retain a 2% net smelter royalty, which the Company can purchase for a sum of $100,000.

“We are really pleased with this recent acquisition that is adjacent to our Princeton property.  This acquisition expands our portfolio to eighteen clear title properties, located in British Columbia, Quebec and the United States” stated Len Harris, President and Chief Executive Officer of the Company.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J. Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.